UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    Form N-8F

   Application for Deregistration of Certain Registered Investment Companies.

I.       General Identifying Information

1.       Reason  fund  is  applying  to   deregister   (check  only  one:   for
         descriptions, see Instruction I above):

         [X]      Merger

         [   ]    Liquidation

         [   ]    Abandonment of Registration

                  (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [   ]    Election of status as a Business Development Company
                  (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund:  Norwest Select Funds

3.       Securities and Exchange Commission File No.:  33-74176; 811-8202


4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F? Amendment


5. Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

         Two Portland Square
         Portland, ME  04101

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

         Don L. Evans
         Counsel
         Forum Financial Group
         Two Portland Square
         Portland, ME  04101
         (207) 822-6129

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         NOTE: Once deregistered a fund is still required to maintain and preserve the records described in Rules 31a-1 and 31a-2 for the period specified in those rules.

         Forum Administrative Services, LLC       Wells Fargo Bank, N.A.
         Two Portland Square                      525 Market Street, 12th Floor
         Portland, ME  04101                      San Francisco, CA 94105
         (207) 879-1900                           (415) 396-4516

8.       Classification of fund (check only one):

         [X]      Management company;

         [   ]    Unit investment trust; or

         [   ]    Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

         [X]      Open-end          [   ]   Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

         Delaware

11. Provide the name and address of each investment adviser of the fund (including subadvisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         Norwest Investment Management, Inc.
         Norwest Center
         Sixth and Marquette
         Minneapolis, MN 55479

         Wells Capital Management Incorporated
         525 Market Street, 10th Floor
         San Francisco, CA 94105

         Crestone Capital Management, Inc.
         7720 East Belleview Avenue, Suite 220
         Englewood Colorado 80111

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         Forum Financial Services, Inc.
         Two Portland Square
         Portland, ME  04101

13.      If the fund is a unit investment trust ("UIT") provide:  N/A

(a)      Depositor's name(s) and address(es):



(b)      Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [X]      Yes               [   ]   No

         If yes, for each UIT state:

                  Name(s):          Fortis Financial Group

                  File No.:                 333-43805

                  Business Address:         500 Bielenberg Drive
                                            Woodbury, MN 55125

15.      (a)      Did the fund obtain approval from the board of directors
                  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X]      Yes              [   ]    No

                  If Yes, state the date on which the board vote took place.

                                 March 25, 1999

                                 If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X]      Yes              [   ]    No

                  If Yes, state the date on which the shareholder vote took place:

                                 August 5, 1999

                                 If No, explain:

II.      Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X]      Yes               [   ]   No

(a)      If Yes, list the date(s) on which the fund made those distributions:

                  September 20, 1999

(b)      Were the distributions made on the basis of net assets?

                  [X]      Yes              [   ]    No


(c)      Were the distributions made pro rata based on share ownership?

                  [X]      Yes              [   ]    No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

                  The conversion ratio (exchange ratio) was calculated by dividing the contributing fund net assets by the surviving fund price per share which resulted in the number of conversion shares. The number of conversion shares was then divided by the contributing fund's total shares. The result was the conversion ratio. See Exhibit A attached for the conversion ratios.

(e)      Liquidations only:  N/A
                  Were any distributions to shareholders made in kind?

                  [   ]    Yes              [   ]    No

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      Closed-end funds only:  N/A
         Has the fund issued senior securities?

         [   ]    Yes               [   ]   No

         If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.      Has the fund distributed all of its assets to the fund's shareholders?

         [X]      Yes               [   ]   No

         If No,

(a) How many shareholders does the fund have as of the date this form is filed?


(b)      Describe the relationship of each remaining shareholder to the fund:


19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [   ]    Yes               [X]     No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     Assets and Liabilities

20.      Does the fund have any assets as of the date this form is filed?

         [   ]    Yes               [X]     No

         If Yes,

(a) Describe the type and amount of each asset retained by the fund as o the date this form is filed:



(b)      Why has the fund retained the remaining assets?



(c)      Will the remaining assets be invested in securities?

                  [   ]    Yes              [   ]    No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or an other liabilities?

         [   ]    Yes               [X]     No

         If Yes,

(a)      Describe the type and amount of each debt or other liability:




(b) How does the fund intend to pay these outstanding debts or other liabilities?



IV.      Information About Event(s) Leading to Request for Deregistration

22.      (a)      List the expenses incurred in connection with the Merger or
                  Liquidation:

(i)      Legal expenses:                                      $  45,882

(ii)     Accounting expenses:                                 $   7,059

(iii)    Other expenses (list and identify separately):

                               Solicitation         $15,000
                               Shareholder Reports  $41,158   $  56,158
                                                    -------


(iv)     Total expenses (sum lines (i) - (iii) above):         $109,099

(b)      How were those expenses allocated?

         The expenses were not allocated to the series of Norwest Select Funds. All expenses related to the merger were borne by Wells Fargo Bank, N.A., the administrator of Wells Fargo Variable Trust, the fund that survived the merger.

(c)      Who paid those expenses?

         Wells Fargo Bank, N.A.

(d)      How did the fund pay for unamortized expenses (if any)?

         There were no unamortized expenses.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [   ]    Yes               [X]     No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       Conclusion of Fund Business

24.      Is the fund a party to any litigation or administrative proceeding?

         [   ]    Yes               [X]     No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [   ]    Yes               [X]     No

         If Yes, describe the nature and extent of those activities:

VI.

Mergers Only

26.      (a)      State the name of the fund surviving the Merger:

                  Wells Fargo Variable Trust

(b)      State the Investment Company Act file number of the fund surviving the
         Merger:


                                    811-09255

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                  33-74176; 811-8202            N-14              April 22, 1999

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

         The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Norwest Select Funds; (ii) he is the Assistant Secretary of Norwest Select Funds and (iii) all actions by shareholders, trustees and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

                                                          /s/ Don L. Evans
                                                           Don L. Evans

Exhibit A

  Norwest Select Funds Merger Conversion Ratios

         Surviving      Contributing     Extended   Contributing Fund Surviving Fund Conversion Shares Contributing Fund  Conversion
           Fund            Fund(s)          NAV         Net Assets         Price           (A)/(B)        Total Shares      Ratio
                                                           (A)              (B)              (C)               (D)          (C/D)

  33 Wells Fargo Variable Trust

     WFVT Large Company Growth                                             $10.00
     Shares
     Fund #      1700601
     TA Code     WE 486               $10.000000000
     CUSIP       949756704
     Ticker
     TIN         71-6177818

            Norwest Select Funds

            Select ValuGrowth Stock                    $38,022,824.14                 3,802,282.414     2,572,865.677    1.477839457
            Universal Shares
            Fund #       1700101
            TA Code      NB 401       $14.778394566
            CUSIP        66938K103
            Ticker

            TIN




         Surviving      Contributing     Extended   Contributing Fund  Surviving Fund Conversion Shares Contributing Fund Conversion
           Fund            Fund(s)          NAV         Net Assets          Price           (A)/(B)        Total Shares     Ratio
                                                           (A)               (B)              (C)               (D)         (C/D)

  34 Norwest Select Funds
     Small Co Stock
     Shares
     Fund #      1700401
     TA Code     WE 475
     CUSIP       949756886
     Ticker
     TIN         71-0828829
            Stagecoach Funds

            LAT Strategic Growth                      $2,616,673.45                                          173,628.756
            A Shares
            Fund #       4007101
            TA Code      WE 365       $15.070507388
            CUSIP        531741601
            Ticker
            TIN          62-1734087




         Surviving      Contributing     Extended   Contributing Fund  Surviving Fund Conversion Shares Contributing Fund Conversion
           Fund            Fund(s)          NAV         Net Assets          Price           (A)/(B)        Total Shares     Ratio
                                                           (A)               (B)              (C)               (D)         (C/D)

  43 Wells Fargo Variable Trust

     WFVT Corporate Bond                                                   $10.00
     Shares
     Fund #      1700701
     TA Code     WE 476               $10.000000000
     CUSIP       949756209
     Ticker
     TIN         71-0828890

            Norwest Select Funds

            Select Income                                $28,870,025.48                2,887,002.548     2,697,439.560   1.070275157
            Universal Shares
            Fund #       1700201
            TA Code      NB 402       $10.702751568
            CUSIP        66938K202
            Ticker

            TIN

            Stagecoach Funds

            LAT US Gov't Allocation                      $38,012,728.28                3,801,272.828       3,845,686.591 0.988451019
            A Shares
            Fund #       4007001
            TA Code      WE 363       $9.884510186
            CUSIP        531741205
            Ticker
            TIN          71-6157617
